APOLLO GOLD CORPORATION
5655 S. Yosemite Street, Suite 200
Greenwood Village, Colorado  80111

July 24, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Douglas Brown

Re:	Apollo Gold Corporation (the “Company”)
Registration Statement on Form S-3 (SEC File No. 333-158089) filed March 18, 2009, as amended by Amendment No. 1 filed June 12, 2009, and Amendment No. 2 filed July 23, 2009

Dear Mr. Brown:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 4:00 P.M. Eastern Standard Time on July 28, 2009 or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that as of the date hereof:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

July 24, 2009

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (720) 886-9656.

Sincerely,

/s/ Melvyn Williams

Melvyn Williams
Chief Financial Officer and Senior Vice President – Finance and Corporate Development